UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ...)*

CALYPTE BIOMEDICAL CORP.

(Name of Issuer)

COMMON STOCK, $0.03 PAR VALUE PER SHARE

(Title of Class of Securities)

131722100

(CUSIP Number)

Walter G. Van Dorn, Jr., Esq.
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
212-912-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131722100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: David Khidasheli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 75,000,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,000,0000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4% of outstanding shares of common stock, $0.03 par value per share as of August 10, 2007

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 131722100	SCHEDULE 13D	Page 3 of 6 Pages

Statement for Schedule 13D

This initial Schedule 13D is being filed by David Khidasheli, an individual, and a citizen of Georgia, with respect to the common stock, $0.03 par value per share (the “Common Stock”), of Calypte Biomedical Corp., a Delaware corporation (the “Company”):

Item 1.	Security and Issuer

This statement relates to the Common Stock of the Company.  The principal executive offices of the Company are located at 5 Centerpointe Drive, Suite 400, Lake Oswego, OR  97035.

Item 2.	Identity and Background

(a)	This statement is being filed by David Khidasheli.

(b)	The business address of Mr. Khidasheli is 501, The Fairmont, Sheikh Zayed Rd., Dubai, UAE, POB 33280.

(c)
Mr. Khidasheli’s present principal occupation is as Chairman of the Informap Group SA, a corporation of Switzerland, and Informap UAE, a corporation in the United Arab Emirates.  Informap is a technology company that develops geoinformation systems and three-dimensional models.  The address of the Informap Group SA is 2 Rue Jargonnant, 1207 Geneve, Switzerland.  The address of Informap UAE is 501, The Fairmont, Sheikh Zayed Rd., Dubai, UAE, POB 33280.

(d)	During the last five years, Mr. Khidasheli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Khidasheli was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Khidasheli is a citizen of Georgia.

Item 3.	Source and Amount of Funds or Other Consideration

On March 28, 2007, Mr. Khidasheli purchased 30,000,000 shares of the Common Stock with $1,560,000 from his private funds. In connection with Mr. Khidasheli’s purchase of the Common Stock, the Company granted Mr. Khidasheli a warrant to purchase 30,000,000 shares of the Common Stock at an exercise price of $0.08 per share, exercisable immediately and set to expire fifteen months from March 28, 2007, and a warrant to purchase 15,000,000 shares of the Common Stock at an exercise price of $0.11 per share, exercisable immediately and set to expire eighteen months from March 28, 2007.

CUSIP No. 131722100	SCHEDULE 13D	Page 4 of 6 Pages

No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of the Transaction

Mr. Khidasheli purchased his shares of the Common Stock of the Company for investment purposes. Mr. Khidasheli may make further purchases of shares of the Company’s common stock in the future.

Except as set forth in this Item 4, as of the date hereof, Mr. Khidasheli does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Khidasheli reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

CUSIP No. 131722100	SCHEDULE 13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Khidasheli is the beneficial owner of 75,000,000 shares of the Common Stock of the Company, representing 19.4% of the outstanding shares as of August 10, 2007.

(b)	Mr. Khidasheli has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 75,000,000 shares of the Common Stock.

(c)
Mr. Khidasheli has not effected any transactions with respect to the Common Stock during the past sixty days.  Neither has he effected any transactions with respect to the Common Stock since the transaction of March 28, 2007 that is the subject of this Schedule 13D.

(d)
To the knowledge of Mr. Khidasheli, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Stock.

(e)	Not applicable. Mr. Khidasheli continues to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Khidasheli, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Khidasheli and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 131722100	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

10/31/2007
(Date)

/s/ David Khidasheli
DAVID KHIDASHELI